EXHIBIT 99.2

Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings

          I, Paul W G Richardson, state and attest that:

             (1) To the best of my knowledge, based upon a review of the covered reports of WPP Group plc, and, except as corrected or supplemented in a subsequent covered report:

                    o no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 6-K, as of the date on which it was filed); and

                    o no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 6-K, as of the date on which it was filed).

             (2) I have reviewed the contents of this statement with WPP Group plc's audit committee.

             (3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

                    o WPP Group plc's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2002;

                    o all reports on form 6-K filed with the Commission subsequent to the filing of the Form 20-F identified above; and

                    o         any amendments to any of the foregoing.


         /s/ Paul W G Richardson
         _________________________         Subscribed and sworn to before me
         Name:  Paul W G Richardson        this 9th day of August 2002
                Group Finance Director
         Date:  9th August 2002

                                           /s/ Bill Weiss
                                           --------------------------
                                           Notary Public
                                           My Commission Expires:
                                           April 19, 2003
                                           Certificate on file in NY County